SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

SIGNALSOFT CORPORATION
(Name of Subject Company (Issuer))
SAPPHIRE ACQUISITION CORP.,
a wholly-owned subsidiary of Openwave Systems Inc.
and
OPENWAVE SYSTEMS INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

82668M 102
(CUSIP Number of Class of Securities)

Steve Peters, Esq.
Vice President, General Counsel
Openwave Systems Inc.
1400 Seaport Boulevard
Redwood City, CA 94063
(650) 480-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With Copy to:
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4500

CALCULATION OF FILING FEE
TransactionValuation*:	$58,410,111.42	Amount of Filing Fee**:	$11,682.02
* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 25,307,436 outstanding shares of common stock of SignalSoft Corporation at a purchase price of $2.26 per share. The transaction valuation also includes the offer price of $2.26 less $0.71, which is the average exercise price per share for those options with exercise prices of less than the offer price multiplied by 782,335, the estimated number of options with exercise prices less than the offer price.
** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$11,682.02	Form or registration no.:	SC TO-T
Filing Party:	Sapphire Acquisition Corp. and Openwave Systems Inc.	Date Filed:	June 11, 2002
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE 13D

CUSIP No.         82668M 10 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Openwave Systems Inc. I.R.S. Identification No. 94-3219054

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER None

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 24,208,115

EACH REPORTING	9	SOLE DISPOSITIVE POWER None

PERSON WITH	10	SHARED DISPOSITIVE POWER 24,208,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,208,115

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%*

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	The calculation of the foregoing percentage is based on 25,560,648 issued and outstanding shares as of July 10, 2002.

SCHEDULE 13D

CUSIP No.  82668M 10 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sapphire Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER None

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 24,208,115

EACH REPORTING	9	SOLE DISPOSITIVE POWER None

PERSON WITH	10	SHARED DISPOSITIVE POWER 24,208,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,208,115

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%*

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	The calculation of the foregoing percentage is based on 25,560,648 issued and outstanding shares as of July 10, 2002.

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed initially with the Securities and Exchange Commission on June 11, 2002 by Sapphire Acquisition Corp., a Delaware corporation (the “Purchaser”), and Openwave Systems Inc., a Delaware corporation (“Parent”), relating to the third-party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SignalSoft Corporation, a Delaware corporation (the Company”), at a purchase price of $2.26 per Share net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated June 11, 2002 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

This Amendment also amends and supplements and constitutes Amendment No. 1 to the Schedule 13D filed by Parent and the Purchaser on June 7, 2002 with the Securities and Exchange Commission with respect to the Shares. The information contained herein and in the Schedule TO, as amended, is incorporated by reference for purposes of the Schedule 13D.

ITEMS 8 and 11.

Items 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

“The initial offering period for the Offer expired at 12:00 midnight, New York City time, on Wednesday, July 10, 2002. Upon the expiration of the initial offering period, the Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the initial offering period. The Purchaser was informed by the Depositary that approximately 24,208,115 Shares were validly tendered as of the expiration of the initial offering period (including approximately 2,668,342 Shares tendered by Notice of Guaranteed Delivery). This number of Shares represented approximately 94.7% of the issued and outstanding Shares of the Company.

In accordance with the terms of the Merger Agreement, Parent has determined to provide a subsequent offering period for the Offer (the “Subsequent Offering Period”). The Subsequent Offering Period began on July 11, 2002 at 12:01 a.m. immediately following the expiration of the initial offering period and expires at 12:00 midnight, New York City time, on Monday, July 15, 2002. During the Subsequent Offering Period, Shares will be accepted and promptly paid for as they are tendered. The same price paid during the initial offering period is extended through the Subsequent Offering Period: $2.26 per Share net to the seller in cash. Shares tendered during the Subsequent Offering Period may not be withdrawn. Parent and the Purchaser reserve the right to extend the Subsequent Offering Period in accordance with applicable law.

Pursuant to the terms of the Merger Agreement, any remaining publicly held Shares after the expiration of the Subsequent Offering Period will be acquired for $2.26 per Share, net to the seller in cash, in a subsequent second-step merger transaction upon satisfaction or waiver of the conditions to the Merger under the Merger Agreement, including the approval of the Merger by holders of Shares if required by applicable law. As a result of the purchase of Shares by the Purchaser, it has sufficient voting power to approve the Merger without the vote of any other holder of Shares. In addition, if the Purchaser acquires 90% or more of the Shares pursuant to the Offer (including during the Subsequent Offering Period), then the Purchaser will be able to complete the Merger without the vote of other Company stockholders, in accordance with applicable law.

On July 11, 2002, Parent issued a press release announcing the purchase of Shares in the Offer and the Subsequent Offering Period. A copy of the press release is attached to this Amendment as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 12.    Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

“(a)(5)(D) Press Release issued by Openwave Systems Inc. on July 11, 2002.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPENWAVE SYSTEMS INC.

By:	/s/ ALAN J. BLACK
Name: Alan J. Black Title: Chief Financial Officer and Senior Vice President, Corporate Affairs

SAPPHIRE ACQUISITION CORP.

By:	/s/ DOUGLAS P. SOLOMON
Name: Douglas P. Solomon Title: Vice President and Assistant Secretary

Date:  July 11, 2002

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Openwave Systems Inc. on July 11, 2002.